SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INDUSTRI-MATEMATIK INTERNATIONAL CORP.
(Name of Subject Company)

INDUSTRI-MATEMATIK INTERNATIONAL CORP.
(Name of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

455792 10 1
(CUSIP Number of Class of Securities)

LIN JOHNSTONE
PRESIDENT AND CHIEF EXECUTIVE OFFICER
INDUSTRI-MATEMATIK INTERNATIONAL CORP.
901 Market Street
Suite 475
Wilmington, DE 19801
(302) 777-1608
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
MARVIN S. ROBINSON
TANNENBAUM DUBIN & ROBINSON, LLP
1140 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036
(212) 302-2900

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Item 1.    Subject Company Information

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (“Statement”) relates is Industri-Matematik International Corp. (“Company”). The address of the Company’s principal office is 901 Market Street, Suite 475, Wilmington, Delaware 19801. The Company’s telephone number at its principal office is (302) 777-1608. The Company has executive offices at Stadsgarden 10, SE-104 65 Stockholm, Sweden (telephone number 46 8 676 5000) and 305 Fellowship Road, Suite 200, Mt Laurel, New Jersey 08054 (telephone number (856) 793-4400).

The title of the class of securities to which this Statement relates is Common Stock, par value $0.01 per share, of the Company (“Common Stock”). As of November 8, 2002, there were 31,966,883 shares of Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person

The filing person is the subject company. The Company’s business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by STG OMS Acquisition Corp. (“Purchaser”), a Delaware corporation and indirect wholly owned subsidiary of Symphony Technology II-A, L.P. (“Symphony”), to purchase all of the outstanding shares of Common Stock at a purchase price of $.35 per share, net to the seller, in cash (“Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated November 12, 2002, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (“Commission”) on November 12, 2002. As set forth in the Schedule TO, the principal executive offices of Purchaser, STG OMS Ireland Limited, private limited company incorporated under the laws of Ireland (“Parent”), and Symphony are 4015 Miranda Avenue, 2nd Floor, Palo Alto, California 94304.

The Offer is being made in accordance with the Agreement and Plan of Merger dated November 3, 2002 (“Merger Agreement”), among the Company, STG, and Purchaser. On November 11, 2002, STG assigned its rights and obligations under the Merger Agreement to Parent. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following the completion of the Offer and in accordance with the relevant provisions of Delaware General Corporation Law (“DGCL”), Purchaser will be merged with and into the Company (“Merger”). Upon consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Parent.

In the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time (other than shares of Common Stock owned by the Company, Parent, or any of their respective subsidiaries, and shares of Common Stock held by shareholders who have perfected their dissenters’ rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive the same amount in cash per share of Common Stock that is paid pursuant to the Offer.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Certain contracts, agreements, arrangements, or understandings between the Company and certain of its directors are described in the Information Statement (“Information Statement”) pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement, or understanding or any actual or potential conflict of interest between the Company or its affiliates and (a) the Company’s executive officers, directors, or affiliates or (b) Purchaser or Purchaser’s executive officers, directors, or affiliates.

Confidentiality Agreement

On August 20, 2002, the Company and Symphony entered into a confidentiality agreement (“Confidentiality Agreement”) in connection with Symphony’s evaluation of the Company and the Company’s provision of certain information to Symphony. The Confidentiality Agreement is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

Indemnification and Insurance

The Merger Agreement provides that for six years after the effective time of the Merger the surviving corporation (the Company) will indemnify and hold harmless to the fullest extent of the law and pursuant to the Company’s Certificate of Incorporation all current and former officers and directors of the Company in respect of acts or omissions (including acts or omissions in connection with the Merger Agreement) occurring at or prior to the effective time of the Merger. The Merger Agreement further provides that the provisions of the Certificate of Incorporation and By-laws of the surviving corporation shall include provisions for exculpation of director and officer liability and indemnification on the same basis as set forth in the Company’s Certificate of Incorporation on the date of the Merger Agreement. The Merger Agreement also provides that, subject to certain conditions, for six years after the effective time of the Merger, the surviving corporation will maintain directors’ and officers’ liability insurance on coverage terms at least as favorable as the insurance currently provided by the Company to its officers and directors, provided that the premiums for such insurance for the period commencing October 1, 2003, do not exceed an aggregate amount of $750,000, of which $300,000 will be deposited in an escrow account at the effective time of the Merger.

Representation on the Board

The Merger Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase of and payment for at least 55% of the issued and outstanding shares of Common Stock in connection with the Offer by Parent or any of its subsidiaries and prior to the effective time of the Merger:

•
Parent shall be entitled to designate a number of directors of the Company, rounded up to the next whole number that equals the product of (i) the total number of directors on the Board of Directors of the Company (“Board”) (giving effect to any directors appointed pursuant to the Merger Agreement) and (ii) the percentage that the number of shares of Common Stock owned by Parent bears to the total number of shares of Common Stock outstanding, and the Company shall take all action necessary to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors;

•
the Company shall use its reasonable best efforts to cause directors designated by Parent to have similar representation (i) on each committee of the Board other than the committee of the Board established to evaluate the strategic transaction with Symphony or alternatives thereto or any committee of the Board established to take action under the Merger Agreement and (ii) on the board of directors of each of the Company’s subsidiaries; and

•
the Company shall maintain two directors on the Board who are not officers, designees, shareholders, affiliates, or associates of, or otherwise have material relationships with, Parent or the Company (“Independent Directors”).

After the election of Parent’s designees to the Board and prior to the effective time of the Merger, the affirmative vote of a majority of the directors not appointed by Parent, or if no such continuing directors remain on the Board other than the Independent Directors, a majority of the Independent Directors, will be necessary to (i) amend or terminate the Merger Agreement, (ii) extend the time for performance of any obligation of Parent or Purchaser, (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, or (iv) assert or enforce the Company’s rights under the Merger Agreement to object to a failure to consummate the Merger for a failure of a condition contained in the Merger Agreement for the benefit of the Company to be satisfied or a termination of the Merger Agreement in accordance with its terms.

It is anticipated that current Board members David L. Anderson and Terje Laugerud will continue to serve as Independent Directors after consummation of the Offer.

Item 4.    Solicitation or Recommendation

At a November 2, 2002, meeting of the Board, the six members present (of the seven members of the Board), took the following action unanimously (which was subsequently ratified in writing by the seventh director):

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s shareholders;

•	approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; and

•
subject to the further exercise of its fiduciary duties with regard to entertaining superior offers, resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by its shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

Background of the Offer

In April 2002, Dr. Romesh Wadhwani, CEO and Managing Director of Symphony Technology II GP, LLC, the sole general partner of Symphony, contacted Geoffrey W. Squire, a director of the Company, to inquire whether he knew if Warburg, Pincus Investors, L.P. (“Warburg”), which holds approximately 38% of the outstanding shares of Common Stock, would be interested in selling its shares of Common Stock to Symphony. Mr. Squire passed the inquiry to William H. Janeway, a director of the Company and the Vice Chairman of Warburg, who subsequently had a discussion with Dr. Wadhwani. Thereafter Warburg provided Symphony with a review of the technical capabilities of the Company’s software. No transaction was pursued at that time.

In August 2002, Dr. Wadhwani contacted Jeffrey A. Harris, a director of the Company and a Managing Director of Warburg, to see if the Company was interested in pursuing a strategic transaction involving the merger of the Company with a subsidiary of Symphony.

Mr. Harris immediately notified Lin Johnstone, the Company’s President and Chief Executive Officer, of Dr. Wadhwani’s inquiry. Thereafter, a representative of Symphony traveled to the Company’s offices in Stockholm to further discuss a potential merger with Ms. Johnstone and Susan Salvesen, the Company’s Chief Financial Officer. On August 20, 2002, the Company and Symphony entered into the Confidentiality Agreement to facilitate the exchange of information to determine the desirability of moving forward with a potential merger. Symphony representatives began their due diligence process. At a scheduled meeting of the Board on August 27, 2002, the Board, after being advised of the events that had taken place, authorized Ms. Johnstone to proceed with discussions with Symphony and to obtain additional information about a proposed transaction to present to the Board.

At a meeting on September 12, 2002, after a presentation by management as to the status of the Company, financially and operationally, the members of the Board (six of the seven directors took part in the meeting) discussed the potential merger with Symphony. Thereafter, Dr. Wadhwani joined the meeting by invitation to make a presentation of his analysis of the Company’s position and opportunities. After Dr. Wadhwani left the meeting, the directors further discussed the possible transaction and had a discussion with the Company’s general counsel, Marvin S. Robinson of Tannenbaum Dubin & Robinson, LLP, regarding fiduciary responsibilities of the Board in connection with strategic transactions and relevant provisions of Delaware law. In accordance with advice of counsel, the Board formed a committee (“Independent Committee”) comprised of two independent directors, Messrs. Anderson and Laugerud, and Ms. Johnstone, the Company’s President and Chief Executive Officer, to evaluate the proposed merger with a subsidiary of Symphony and any other potential strategic possibilities. The Board also authorized retention of a financial consultant to assist in the evaluation of a transaction.

In accordance with the Board’s authorization, the Company engaged Broadview International LLC (“Broadview”) as a financial consultant and to deliver a fairness opinion in the event the Company pursued the merger with a subsidiary of Symphony. Upon engagement, representatives of Broadview conducted a detailed review of the Company’s financial condition and overall market conditions.

On September 20, 2002, representatives of Broadview made a presentation to the Independent Committee regarding the results of its review. In its presentation, Broadview noted that, given the Company’s declining financial condition and overall market conditions, the Company should be open to a strategic transaction of the type proposed and that any delay in pursuing the opportunity would be unlikely to lead to a superior offer and could cause Symphony to withdraw. Both Marvin S. Robinson of Tannenbaum Dubin & Robinson LLP and Allen C. Goolsby of Hunton & Williams, special counsel to the Company, took part in the meeting and reviewed with the Independent Committee what steps it must consider in making a determination consistent with its fiduciary obligations. After further discussion the Independent Committee unanimously resolved to recommend to the Board that the Company enter into a letter of intent with Symphony to pursue the proposed merger.

On September 21, 2002, the Board met and considered the Independent Committee’s recommendation and other factors relevant to the proposed merger, including the purchase price of $.50 per share in cash then offered by Symphony. Legal counsel took part in the meeting and reviewed with the Board its fiduciary responsibilities. In addition, each member of the Independent Committee separately addressed the Board. After considering various factors, including the necessity of a strategic transaction and the significant risk to the Company and its shareholders posed by delaying pursuit of the proposed merger, the Board directed senior management to execute a letter of intent (“Letter of Intent”) and to negotiate a definitive merger agreement with a subsidiary of Symphony.

Later that day, the Company and Symphony entered into a Letter of Intent which provided, among other things, for a purchase price of $.50 per share in cash and which expired on October 16, 2002, if the parties had not entered into a definitive agreement by such time. Concurrently with the execution of the Letter of Intent, Warburg and Symphony entered into a letter agreement (“Warburg Side Letter”) whereby Warburg agreed that it would tender its shares or vote in favor of a merger, as applicable, in the event that Symphony and the Company entered into a definitive merger agreement on or prior to October 16, 2002, in accordance with the Letter of Intent.

After the Letter of Intent was entered into, Symphony intensified its due diligence efforts and the parties and their counsel began negotiating the terms of a definitive merger agreement. Throughout the course of negotiations, the Company and its legal and financial advisors provided Symphony and its financial and legal advisors with material responsive to Symphony’s due diligence requests. As a result of its initial due diligence review, Symphony notified the Company that it was only prepared to offer a purchase price of $.31 per share. On October 3, 2002, the Board met to consider the revised offer price and other terms of the proposed transaction. Members of the Independent Committee, who previously met to consider the developments of the negotiations, shared their views with the Board. After further discussion, the Board resolved to direct Ms. Johnstone and Ms. Salvesen to try to negotiate a higher offer price in at least a $.35 to $.40 range.

The parties continued to negotiate the terms of a definitive merger agreement. The Letter of Intent was amended and restated on each of October 16, 2002, and October 25, 2002, to extend the time for negotiations and further due diligence by Symphony and its advisors. The Warburg Side Letter was concurrently amended and restated on each of those dates. On October 31, 2002, the Letter of Intent expired pursuant to its terms. Nonetheless, the parties continued to negotiate the terms of a definitive merger agreement. Warburg and Symphony entered into an amended and restated Warburg Side Letter which extended the time for entering into a definitive merger agreement to November 4, 2002.

On November 1, 2002, the Company and Symphony reached agreement on substantially all major deal points. The Independent Committee met with legal counsel and Broadview which stated that based on its work, it would issue a fairness opinion at $.35 per share. The Independent Committee, after discussion, resolved to recommend that the Board approve the proposed merger. Thereafter, at a meeting on November 2, 2002, the Board met with the Company’s legal counsel and financial consultants and discussed the key terms and conditions of the proposed transaction. Broadview orally presented its “fairness opinion” and the Independent Committee presented and reiterated its recommendation of the transaction to the Board. After discussion, the Board unanimously approved the transaction (the one director not present consented to the action in writing) and directed Ms. Johnstone to finalize and enter into the agreement on behalf of the Company at a price of $.35 per share.

On November 3, 2002, representatives of the Company and Symphony and their respective legal advisors completed, and the parties entered into, the definitive Merger Agreement. On the morning of November 4, 2002, the Company and Symphony issued a joint press release announcing the transaction.

Reasons for the Board’s Recommendation

In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (“Transaction”), and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

•	the financial condition, results of operations, and business of the Company, on both a historical and prospective basis;

•	the Company’s future prospects and alternatives available to the Company as a stand-alone enterprise;

•	the present and prospective value of the Company as a going concern;

•	cash availability to continue operations;

•	current industry, economic, and market conditions and historical market prices;

•	the negative effect that the Company’s financial condition had on it ability to attract new users of its products;

•
the effect on the shareholders of the probable delisting of the Common Stock from the Nasdaq National Market (notwithstanding the fact that the Company intends to apply for listing on the Nasdaq SmallCap Market in the event that the Common Stock is delisted from the Nasdaq National Market);

•
the relationship of the Offer Price to the historical market prices of the Common Stock, including (i) that the Offer Price represents a 54% premium over the average closing price of the Common Stock for the 20 trading days preceding the announcement of the Transaction and (ii) that the Common Stock traded in the range of $.15 to $1.36 during the 12-month period ending November 1, 2002;

•	presentations by, and discussions with, senior management of the Company and representatives of the Company’s financial consultants and legal advisors regarding the Transaction;

•
the fact that the Merger Agreement provides for a prompt cash tender offer for all outstanding shares of Common Stock to be followed by the Merger at the same cash price per share, thereby enabling the Company’s shareholders to obtain the benefits of the Transaction at the earliest possible time;

•	the certainty of value of the cash consideration to be paid to the Company’s shareholders pursuant to the Offer and the Merger;

•
that the Offer is conditioned on the holders of at least 65% of the issued and outstanding Common Stock tendering their shares in the Offer, and that Warburg, a holder of approximately 38% of the outstanding shares of Common Stock, agreed to tender its shares in the Offer subject to certain conditions;

•
the financial presentation and the opinion dated November 2, 2002, of Broadview as to the fairness, from a financial point of view and as of such date, of the $.35 per share cash consideration to be received in the Transaction by holders of Common Stock; (The full text of Broadview’s opinion dated November 2, 2002, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by Broadview, is attached hereto as Annex A and is incorporated by reference herein. Broadview’s opinion is directed only to the fairness from a financial point of view of the $.35 per share cash consideration to be received in the transaction by holders of Common Stock and is not intended to constitute, and does not constitute, a recommendation as to whether any vote in favor of or consent to, if necessary, the Merger, or as to any other actions to be taken by such shareholder in connection with the Offer or the Merger. Holders of Common Stock are urged to read such opinion carefully in its entirety.)

•
that the Merger Agreement permits the Board to withdraw or modify its recommendation of the Transaction to the extent that it determines in good faith after consultation with its legal counsel and financial advisor that the failure to withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable law;

•
that the Merger Agreement permits the Company to engage in negotiations and discussions with, and furnish nonpublic information to, a person or entity who makes an Acquisition Proposal (as defined in the Merger Agreement) that the Board reasonably believes will lead to a Superior Proposal (as defined in the Merger Agreement);

•
that the Merger Agreement permits the Company to terminate the Merger Agreement if the Company enters into an agreement with respect to an Acquisition Proposal under the circumstances contemplated thereby, provided that the Company pay Parent a $225,000 termination fee and reimburse Parent for its out-of-pocket fees and expenses not to exceed $500,000 and, if the Company consummates a merger or significant stock or asset deal within nine months of the termination of the Merger Agreement, the Company pay Parent an additional $225,000 termination fee and reimburse Parent for its out-of-pocket expenses not to exceed $1 million less the amount of the previous reimbursement; and

•	that Symphony and Dr. Wadhwani gave assurances for Parent’s funding for the consummation of the Offer and the Merger.

The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, the Board did not find it practicable to, and did not, quantify, or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

The Board recognized that, while the Transaction gives the Company’s shareholders the opportunity to realize a significant premium over the price at which the shares of Common Stock were traded prior to the public announcement of the Transaction, adopting the Merger Agreement would eliminate the opportunity for the Company’s shareholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee and expense reimbursement required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $.35 per share price offered by Parent in the Offer, and that termination fee and expense reimbursement provisions are customary in transactions of this type.

Intent to Tender

After reasonable inquiry and to the best of the Company’s knowledge, each executive officer and director of the Company currently intends to tender to Purchaser in the Offer all shares of Common Stock held of record or beneficially owned by such person, except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

The Company has retained Broadview to act as its exclusive financial consultant in connection with the Transaction. Pursuant to the terms of Broadview’s engagement, the Company paid Broadview a fee of $200,000 for its analysis and fairness opinion delivered by Broadview on November 2, 2002. The Company also has agreed to reimburse Broadview for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Broadview and related parties against certain liabilities arising out of Broadview’s engagement. Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained, or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Transaction.

Item 6.    Interest in Securities of the Subject Company

No transactions in the Common Stock have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best knowledge of the Company, by any executive officer, director, or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person;

•	any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8.    Additional Information

Section 14(f) Information Statement

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company’s shareholders.

Delaware General Corporation Law

    Merger

The Company is incorporated under the laws of the State of Delaware. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s shareholders. However, if Purchaser does not acquire at least 90% of the Common Stock, under Section 251 of the DGCL, a vote of the Company’s shareholders will be required to adopt and approve the Merger Agreement. As a result, the Company also will have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger. However, because Purchaser will cause all of the Common Stock owned by it to be voted in favor of the adoption of the Merger Agreement, approval is assured.

    Delaware Anti-takeover Statute

In general, Section 203 of the DGCL (“Section 203”) prevents an “interested party” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested shareholder unless, among other things, the “business combination” is approved by the board of directors of such company prior to that date. On November 2, 2002, the Company’s Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

    Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Stock at the effective time of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of the Common Stock at the effective time (excluding any element of value arising from the accomplishment or the expectation of the Merger) to be paid in cash, in lieu of the Merger Consideration of $.35 per share of Common Stock. The value so determined could be more or less than the $.35 offer price.

Appraisal rights cannot be exercised at this time. Shareholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such shareholders have to take any action in connection with such rights.

Regulatory Approvals

    United States Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. Neither the purchase of Common Stock pursuant to the Offer nor the subsequent Merger is subject to such requirements.

    Foreign Antitrust Compliance

The purchase of Common Stock pursuant to the Offer and/or the subsequent Merger may be subject to the requirements of the antitrust laws of foreign jurisdictions. The summary description of this information in the Offer under the caption “15. Certain Legal Matters; Regulatory Approvals—Foreign Antitrust” is incorporated herein by reference. The Offer is filed herewith as Exhibit (a)(1).

    Certain Projected Financial Data

The Company provided to Symphony certain non-public business and financial information in connection with its analysis of the Company. The summary description of this information in the Offer under the caption “8. Certain Information Concerning the Company” is incorporated herein by reference.

Item 9.    Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated November 12, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed November 12, 2002).

(a)(2)	Opinion of Broadview International LLC dated November 2, 2002 (included as Annex A hereto).

(a)(3)	Letter to Shareholders of the Company dated November 12, 2002, mailed to shareholders with this Statement

(a)(4)	Joint Press Release issued by the Company and Symphony on November 4, 2002 (incorporated by reference to the Schedule 14D-9 of the Company filed on November 4, 2002).

(e)(1)
Agreement and Plan of Merger dated November 3, 2002, among STG, STG OMS Acquisition Corp., and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed November 12, 2002).

(e)(2)
Confidentiality Agreement dated August 20, 2002, between the Company and Symphony Technology II-A, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed November 12, 2002).

(e)(3)	The Information Statement of the Company dated November 12, 2002 (included as Annex B hereto).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

INDUSTRI-MATEMATIK INTERNATIONAL CORP.

By:	/s/ LIN JOHNSTONE
Name: Lin Johnstone Title: President and Chief Executive Officer

ANNEX A

[Broadview International LLC Letterhead]

November 2, 2002

CONFIDENTIAL

Board of Directors
Industri-Matematik International Corporation
Stadsgarden 10 / Box 150 44
SE-104 65, Stockholm
SWEDEN

Dear Members of the Board:

We understand that Industri-Matematik International Corporation (“IMI” or the “Company”), STG (“Symphony”, “STG” or the “Parent”) and STG OMS Acquisitions Corporation (the “Merger Subsidiary”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Parent will cause the Merger Subsidiary to make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Company (“Company Common Stock”) at a price per share of $0.35 (the “Offer Price”) in cash and subsequently merge with and into the Company (the “Merger”). Pursuant to the Merger, each issued and outstanding share of Company Common Stock not acquired in the Offer will be converted into the right to receive the highest per share cash consideration paid pursuant to the Offer. The terms and conditions of the above-described Offer and Merger (together, the “Transaction”) are more fully detailed in the Agreement.

You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to holders of Company Common Stock.

Broadview International LLC (“Broadview”) focuses on providing merger and acquisition advisory services to information technology (“IT”), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently engaged to deliver a fairness opinion to IMI’s Board of Directors and will receive a fee from IMI upon the delivery of this opinion.

In rendering our opinion, we have, among other things:

1.)
reviewed the terms of the Agreement in the form of the draft dated November 1, 2002, furnished to us by the Company’s counsel on November 1, 2002 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

2.)
reviewed IMI’s annual report on Form 10-K and Form 10-K/A for the fiscal year ended April 30, 2002, including the audited financial statements included therein and IMI’s quarterly report on Form 10-Q for the period ended July 31, 2002, including, the unaudited financial statements included therein;

3.)	reviewed certain internal financial projections for IMI, including quarterly projections through April 30, 2003, prepared and provided to us by IMI management;

4.)	reviewed the Company’s press release dated October 10, 2002, related to the planned restructuring, and discussed with IMI management its impact on the cash position of the Company;

A-1

5.)	participated in discussions with IMI management concerning the operations, business strategy, financial performance and prospects for IMI;

6.)	discussed with IMI management its view of the strategic rationale for the Transaction;

7.)	reviewed the reported closing prices and trading activity for Company Common stock;

8.)	compared certain aspects of the financial performance of IMI with public companies we deemed comparable;

9.)	analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

10.)	reviewed a liquidation analysis for the Company, prepared with Company management; and

11.)	conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by IMI. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of IMI as to the future performance of IMI and the amount that would be available to be distributed to shareholders upon a liquidation of the Company. We have neither made nor obtained an independent appraisal or valuation of any IMI assets.

We have also assumed, with your permission, that Parent will have sufficient funds to consummate the Transaction, as represented under Section 6.07 of the Agreement, as described in the letter from SYMPHONY TECHNOLOGY II-A, L.P., and Romesh Wadhwani to be given at the date of the Agreement, a draft of which we have seen (dated October 31, 2002, provided to us on November 1, 2002), or otherwise.

Based upon and subject to the foregoing and the limitations and assumptions below, we are of the opinion that the Offer Price is fair, from a financial point of view, to holders of Company Common Stock.

For purposes of this opinion, we have assumed that IMI is not currently involved in any material transactions other than the Transaction, other publicly announced transactions and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of IMI in connection with its consideration of the Transaction and does not constitute a recommendation to any IMI shareholder as to whether such shareholder should tender his/her shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 and, if required, the Proxy Statement, in each case to be distributed to IMI shareholders in connection with the Transaction.

Sincerely,

Broadview International LLC

A-2

ANNEX B

INDUSTRI-MATEMATIK INTERNATIONAL CORP.
901 Market Street, Suite 475
Wilmington, DE 19801

Information Statement Pursuant to
Section 14(f) of the Securities Exchange
Act of 1934 and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about November 12, 2002, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (“Statement”) of Industri-Matematik International Corp. (“Company”). You are receiving this Information Statement in connection with the possible election of persons designated by STG OMS Ireland Limited, a private limited company incorporated under the laws of Ireland (“Parent”), and a company formed by Symphony Technology II-A, L.P. (“Symphony”), to a majority of seats on the Board of Directors (“Board”) of the Company.

On November 3, 2002, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with STG, a wholly-owned subsidiary of Symphony, and STG OMS Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of the Company (“Common Stock”) at a price per share of $.35, net to the seller, in cash (“Purchase Price”), upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated November 12, 2002, and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letters of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (“Commission”) on November 12, 2002. On November 11, 2002, STG assigned all of its rights and obligations under the Merger Agreement to Parent.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (“DGCL”), Purchaser will be merged with and into the Company (“Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Parent. At the effective time of the Merger (“Effective Time”), each issued and outstanding share of Common Stock (other than shares of Common Stock owned by Parent, Purchaser, the Company or any of their respective subsidiaries, and shares of Common stock held by shareholders who have perfected their dissenters’ rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive the amount in cash per share of Common Stock paid pursuant to the Offer.

The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on November 12, 2002, and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser, or the Parent Designees (as defined below) has been provided by Parent. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on November 12, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 10, 2002, unless Purchaser extends it.

GENERAL

The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Each share of Common Stock is entitled to one vote. As of November 8, 2002, there were 31,966,883 shares of Common Stock outstanding, of which Parent and Purchaser own no shares.

RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

The Merger Agreement provides that subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as soon as practicable following the purchase by Purchaser pursuant to the Offer of at least 55% of the issued and outstanding shares of Common Stock in connection with the Offer by Parent or any of its subsidiaries and prior to the Effective Time, Parent shall be entitled to designate the number of directors (“Parent Designees”) rounded up to the next whole number that equals the product of (i) the total number of directors on the Board (giving effect to any directors appointed pursuant to the Merger Agreement) and (ii) the percentage that the number of shares of Common Stock owned by Parent bears to the total number of shares of Common Stock outstanding, and the Company shall take all action necessary to cause Parent’s designees to be elected or appointed to the Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. The Company shall use its reasonable best efforts to cause directors designated by Parent to have similar representation (i) on the committee of the Board established to take action under the Merger Agreement and (ii) on the board of directors of each of the Company’s subsidiaries. The Company shall maintain two directors on the Board who are not officers, designees, shareholders, affiliates, or associates of, or otherwise have material relationships with, Parent or the Company (“Independent Directors”).

After the election of Parent Designees to the Board and prior to the effective time of the merger, the affirmative vote of a majority of the directors not appointed by Parent, or if none of such directors other than the Independent Directors are remaining on the Board, a majority of the Independent Directors, will be necessary to (i) amend or terminate the Merger Agreement, (ii) extend the time for performance of any obligation or Parent or Purchaser, (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, or (iv) assert or enforce the Company’s rights under the Merger Agreement to object to a failure to consummate the Merger for a failure of a condition contained in the Merger Agreement for the benefit of the Company to be satisfied or a termination of the Merger Agreement in accordance with its terms.

It is anticipated that David L. Anderson and Terje Laugerud will continue to serve as Independent Directors after consummation of the Offer.

The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if elected. None the individuals listed below currently is a director of, or holds any positions with, the Company. Parent has advised the Company that none of the individuals listed below or any of their affiliates beneficially owns any equity securities (or the right to acquire any such equity securities), nor has any such person been involved in any transaction with the Company or any of its directors, executive officers, or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the Statement. In addition, Parent has advised the Company that none of the individuals listed below (i) is currently a director of, or holds any position with, the Company or (ii) has a familial relationship with any directors or executive officers of the Company.

The name, current principal occupation or employment and material occupations, positions, offices, or employment for the past five years of each of the individuals who may be selected by Parent are set forth below. The business address of each such person is 4015 Miranda Avenue, 2nd Floor, Palo Alto, CA 94304. None of the individuals listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws. All of the individuals listed below are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Romesh Wadhwani
President and Director of Purchaser. Director of Parent. Chief Executive Officer and Managing Director of Symphony Technology II GP, LLC. Vice Chairman of i2 Technologies, Inc. (June 2000–September 2002). Chairman and Chief Executive Officer of Aspect Development, Inc. (January 1991–June 2000).

Bryan Taylor
Secretary and Director of Purchaser. Secretary and Director of Parent. Managing Member of Symphony Technology II GP, LLC. Managing Director of VG Sub, Inc. (January 2000–January 2002). Manager of Bain & Company Inc. (August 1992–January 2000).

Robert Evans
Managing Member of Symphony Technology II GP, LLC. Managing Partner of VG Sub, Inc. (January 2001–January 2002). Chief Operating Officer of i2 Technologies, Inc. (June 2000–January 2001). President and Chief Operating Officer of Aspect Development, Inc. (April 1999–June 2000). Managing Partner of Accenture Inc. (June 1993–April 1999).

William Chisholm	Managing Member of Symphony Technology II GP, LLC. Managing Director of VG Sub, Inc. (January 2000–January 2002). Manager of Bain & Company Inc. (August 1996–January 2000).

It is expected that Parent Designees may assume office at any time following the purchase by Purchaser of at least 55% of the Shares pursuant to the Offer, which purchase cannot be earlier than December 10, 2002, and that, upon assuming office, Parent Designees will thereafter constitute a majority of the Board. As of the date of this Information Statement, no determination has been made as to which of the individuals described in Schedule I of the Offer to Purchase will be designated to the Board of the Company, if any.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

The Board is currently composed of seven directors. The following table sets forth the names and ages of the current directors and the year during which each individual began serving as a director of the Company:

	Age	Served as Director of the Company from
David L. Anderson	57	2002
Jeffrey A. Harris	46	1995
William H. Janeway	59	1995
Lin Johnstone	49	2002
Terje Laugerud	50	2001
Martin Leimdorfer	66	1995
Geoffrey W. Squire	55	1996

Set forth below are biographical summaries of the directors, including descriptions of their principal occupations: [References to IMAB are to Industri-Matematik AB, a Swedish corporation formed in 1967 which is a predecessor to, and now a subsidiary of, the Company.]

David L. Anderson has served as a director of the Company since July 2002. Mr. Anderson was a partner at Accenture, a management consulting and technology services organization, from May 1991 through July 2002, where he was the Supply Chain Practice Leader. Mr. Anderson is currently retired.

Jeffrey A. Harris served as a director of IMAB from 1991 until the Company was formed in May 1995 and of the Company since May 1995. Mr. Harris has been a Managing Director of Warburg, Pincus Investors, L.P. (“Warburg”) since 1988, where he has been employed since 1983. Mr. Harris is a director of Knoll, Inc. and Spinnaker Exploration, Inc. Mr. Harris is a member of the Compensation Committee.

William H. Janeway served as a director of IMAB from 1991 until the Company was formed in May 1995 and of the Company since May 1995. Mr. Janeway is the Vice Chairman of Warburg since August 2000 and the head of its High Technology Investment Group. Mr. Janeway was previously a Managing Director of Warburg since 1988. Mr. Janeway is a director of BEA Systems, Inc., Indus International, Inc., and VERITAS Software Corporation.

Lin Johnstone has served as a director and President and Chief Executive Officer of the Company since July 2002. Prior to joining the Company, Ms. Johnstone has held a number of senior executive positions with United States and United Kingdom corporations. From October 2001 to March 2002, Ms. Johnstone served as interim Chief Executive Officer of Evolve Software Inc., a supplier of service automation software. In February 2001, Ms. Johnstone co-founded Ambia, a United Kingdom based consulting firm, where she was a partner until April 2002. From August 1999 to May 2000, Ms. Johnstone was Vice President of E.piphany UK Limited, a customer relationship management software provider, and Senior Vice President, EMEA of RightPoint, an analytics company that was acquired by E.piphany. From 1988 through 1999, Ms. Johnstone served Aspect Telecommunications in various capacities, including Vice President North America and EMEA, and as Managing Director of Aspect Telecommunications Limited. Ms. Johnstone is a non-executive director of Focus Solutions Group plc, a specialist provider of sales automation solutions for the financial services industry. Ms. Johnstone is a member of the Compensation Committee.

Terje Laugerud has served as a director of the Company since May 2001. From July 1994 to December 2000, Mr. Laugerud served as Chairman of ECsoft Group plc, an internet and mobile solutions consulting, systems integration, and systems management provider, and prior to that he was General Manager of its Nordic operations. Mr. Laugerud is a member of the Audit Committee.

Martin Leimdorfer founded IMAB in 1967 and was its President and Chief Executive Officer from 1967 to 1995. Dr. Leimdorfer became a director of IMAB on its formation and became a director of the Company on its formation in May 1995. Dr. Leimdorfer is a member of the Royal Swedish Academy of Engineering Sciences and serves on the boards of the Swedish Trade Council and the Swedish Institute for Industrial and Economics Research. Dr. Leimdorfer is a member of the Audit Committee and the Compensation Committee.

Geoffrey W. Squire became a director of IMAB in 1994 and became a director of the Company in May 1996. He became Chairman of the Board in August 2000. Mr. Squire is a director and Vice-Chairman of the Board of VERITAS Software Corporation, a storage management software company. He joined OpenVision Technologies, Inc. in 1994 and was its Chief Executive Officer from July 1995 to April 1997, when it merged with VERITAS Software Corporation. Mr. Squire also provides advisory services to Warburg and its affiliates regarding its investments in the software industry. Mr. Squire is a member of the Audit Committee.

There is no family relationship between any director or executive officer of the Company. During the Company’s 2002 fiscal year, the Board of Directors held a total of seven meetings.

Executive Officers

In addition to the Company’s President and Chief Executive Officer, Lin Johnstone, the Executive Officers of the Company include Stephen J. D’Angelo, Marvin S. Robinson, and Susan Salvesen.

Stephen J. D’Angelo, age 41, became the Company’s President-Americas in July 2001. Prior to joining the Company, Mr. D’Angelo served as Executive Vice President of Sales and Business Development of Celarix, Inc., a provider of supply chain connectivity and visibility solutions, from January 2000 to July 2001, and from May 1998 through December 1999, he served as Vice President of Global Sales of Optum, Inc., a provider of supply chain execution software. From 1993 through 1998, Mr. D’Angelo served the Company in various capacities, including Vice President of Americas & Asia Pacific.

Marvin S. Robinson, age 69, became the Secretary of the Company in October 1997. He has been a practicing attorney for more than the past five years and is a member of Tannenbaum Dubin & Robinson, LLP, which has been general counsel to the Company since its inception. Mr. Robinson also has been a director, Vice PresidentGeneral Counsel, and Secretary of Garan, Incorporated, which was an American Stock Exchange listed apparel manufacturer until its acquisition in September 2002, which is not engaged in business with the Company, for more than the past five years.

Susan Salvesen, age 47, became the Treasurer and Chief Financial Officer of the Company in August 2002. Prior to joining the Company, Ms. Salvesen served as Secretary and Chief Financial Officer of Mockingbird Networks, a provider of voice services solutions, from April to July 2002. From January 1998 to November 2002, Ms. Salvesen served in various capacities, including Chief Financial Officer/Senior VP Finance and Operations, Secretary, and Chief Administrative Officer, of Quintus Corporation, a provider of software solutions for the management of customer relationships. Ms. Salvesen served as Chief Financial Officer/Vice President Finance and Administration of Unify Corporation, a provider of software for the development and deployment of business application solutions, from April 1996 to September 1997.

COMPENSATION OF DIRECTORS

Non-employee directors are paid $20,000 per year. In addition, the Company, from time to time, grants stock options to non-employee directors. On August 27, 2002, the Company granted options to purchase 75,000 shares of Common Stock to each of David L. Anderson and Terje Laugerud. Options to purchase 50,000 shares were previously granted to Geoffrey W. Squire. The Company does not pay additional amounts for committee participation. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of the Board of Directors and committees thereof.

COMPENSATION COMMITTEE

The duty of the Compensation Committee of the Board of Directors is to set and administer policies for the Company’s compensation programs, which include base and incentive pay plans for executive officers, stock option and employee stock purchase plans, and certain other employee benefit plans. During the Company’s 2002 fiscal year, the Compensation Committee consisted of Stig G. Durlow, formerly a director and President and Chief Executive Officer of the Company, Mr. Harris, and Dr. Leimdorfer. The Compensation Committee met on an informal basis at various times during the last fiscal year.

During the last fiscal year, the Compensation Committee of the Board of Directors was directly responsible for making recommendations relating to Mr. Durlow, the Company’s then President and Chief Executive Officer, and the Company’s other executive officers, although the Compensation Committee relied upon the recommendations of Mr. Durlow with respect to the executive officers other than himself. The Compensation Committee also is responsible for administering the Company’s Stock Option Plans and Restricted Stock Program. Mr. Durlow abstained from any action taken by the Compensation Committee regarding himself, and the Committee relied upon his recommendations as to others.

Upon Mr. Durlow’s resignation from the Board of Directors in July 2002, the Compensation Committee consisted of Mr. Harris and Dr. Leimdorfer. In August 2002, the Board of Directors appointed Lin Johnstone to serve on the Compensation Committee. It is anticipated that that the Compensation Committee will rely upon Ms. Johnstone’s recommendations with respect to the executive officers other than herself.

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

During the Company’s 2002 fiscal year, Mr. Durlow, who was then the President and Chief Executive Officer of the Company, was a member of the Compensation Committee. Mr. Durlow took no part in any recommendation made by the Compensation Committee to the Board of Directors concerning himself. During the Company’s 2002 fiscal year, Mr. Harris, a former Secretary of the Company, and Dr. Leimdorfer, a former President of the Company, were also members of the Compensation Committee.

AUDIT COMMITTEE

At the beginning of the Company’s 2002 fiscal year, the Audit Committee consisted of Messrs. Harris and Squire and Dr. Leimdorfer. After the meeting of the Audit Committee on May 29, 2001, Mr. Harris resigned and the Board of Directors appointed Mr. Laugerud to the Audit Committee. As set forth in the amended and restated Audit Committee Charter adopted by the Board of Directors on May 25, 2000, the function of the Audit Committee is to communicate among, and review the activities of, the Company’s independent auditors and the Company’s management as their respective duties relate to the Company’s financial accounting and reporting and its internal controls. Among other matters, the Audit Committee reviews before release the internally prepared quarterly and annual audited financial statements with management and the auditors, reviews with the auditors their independence and accountability to the Board of Directors, and recommends to the Board of Directors whether to retain or replace the auditors. The Audit Committee met four times with respect to the 2002 fiscal year. All current members of the Audit Committee are “independent” within the meaning of Rule 4200(a)(14) of The Nasdaq Stock Market, Inc.

Audit Committee Report

The Audit Committee of the Board of Directors hereby reports to the Board of Directors as follows:

We have reviewed and discussed each quarterly reviewed and the annual audited financial statements of the Company with the Company’s management and independent certified public accountants. We have discussed with the Company’s independent certified public accountants the matters required to be discussed by SAS 61. We have received the written disclosures from the independent certified public accountants required by Independence Standards Board Standard No. 1 and have discussed with them their independence.

We recommend to the Board of Directors of the Company that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2002, for filing with the Securities and Exchange Commission. We also recommend to the Board of Directors that PricewaterhouseCoopers AB be retained as the Company’s independent certified public accountants for the fiscal year ending April 30, 2003.

May 29, 2002

        Audit Committee

/s/ TERJE LAUGERUD
Terje Laugerud

/s/ MARTIN LEIMDORFER
Martin Leimdorfer

/s/ GEOFFREY W. SQUIRE
Geoffrey W. Squire

CERTAIN TRANSACTIONS

In the last fiscal year, the Company and its subsidiaries paid a total of $588,169 in legal fees to the law firm of Tannenbaum Dubin & Robinson, LLP, of which Mr. Robinson is a member.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the ownership of the Common Stock of the Company as of November 8, 2002, by each director of the Company, each of the current executive officers named in the Summary Compensation Table, and all current directors and executive officers of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percent of Class
David L. Anderson	15,000	(2)	*
Stephen J. D’Angelo	370,390	(3)	1.2
Stig G. Durlow	576,667	(4)	1.8
Jeffrey A. Harris	12,287,502	(5)	38.4
William H. Janeway	12,295,252	(5)	38.5
Lin Johnstone	—		—
Terje Laugerud	30,000	(6)	*
Martin Leimdorfer	3,067,017	(7)	9.6
Geoffrey W. Squire	996,000	(8)	3.1
All executive officers and directors as a group (10 persons)	16,790,659	(9)	52.5

*	Less than 1%
(1)
Beneficial ownership is based on 31,966,883 outstanding shares of Common Stock as of November 8, 2002. In computing the number of shares outstanding, beneficially owned, and the percentage beneficially owned by a person and by all executive officers and directors as a group, shares of Common Stock which may be acquired presently or within the next 60 days by exercise of options, conversion, or otherwise are included.

(2)	Includes 15,000 shares subject to options exercisable currently or within the next 60 days.
(3)	Includes 312,500 shares subject to options exercisable currently or within the next 60 days.
(4)
Includes 131,667 shares subject to options exercisable currently or within the next 60 days. The balance represents shares purchased pursuant to the Company’s Restricted Stock Program. On November 15, 2000, Mr. Durlow transferred such shares to Stock Investments, LLC, a Delaware limited liability company, solely owned by him. Mr. Durlow is the beneficial owner of such shares.

(5)
Includes 12,282,752 shares owned of record by Warburg which are included because of Mr. Janeway’s and Mr. Harris’s affiliation with WPI (see footnote 1 to the table which follows). Messrs. Janeway and Harris disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein.

(6)	Includes 30,000 shares subject to options exercisable currently or within the next 60 days.
(7)
Includes 3,067,017 shares owned of record by SP Contract Ltd. On June 28, 1999, Dr. Leimdorfer transferred these shares to SP Contract Ltd. in exchange for a deferred variable annuity. Because the value of the annuity depends on the value of the shares, Dr. Leimdorfer may be considered to have indirect beneficial ownership of the shares.

(8)	Includes 330,000 shares subject to options exercisable currently or within the next 60 days.
(9)	Includes 687,500 shares subject to options exercisable currently or within the next 60 days.

Except for Martin Leimdorfer (see Note 7 to the preceding table), whose mailing address is P.O.B. 71, Waterville, NH 03215, the Company knows of no beneficial owner of more than 5% of its outstanding Common Stock as of November 8, 2002, except as follows:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Warburg, Pincus Investors, L.P.(1)	12,282,752	38.4
466 Lexington Avenue, 10th Floor
New York, NY 10017

SP Contract Ltd.(2)	3,067,017	9.6
P.O Box 146
Trident Chambers
Road Town, Tortola, B.V.I.

(1)
The sole General Partner of Warburg is Warburg, Pincus & Co. (“WP”), a New York general partnership. Warburg Pincus LLC (“Warburg LLC”), a New York limited liability company, manages Warburg. WP has a 20% interest in the profits of Warburg. Each of Mr. Janeway and Mr. Harris, directors of the Company and the Vice Chairman and a Managing Director, respectively, of Warburg LLC, is a General Partner of WP. As such, Mr. Janeway and Mr. Harris may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by Warburg and WP.

(2)
Based upon a Schedule 13G filed with the Securities and Exchange Commission and other information available to the Company, SP Contract Ltd. is a British Virgin Islands corporation which acquired 3,067,017 shares of Company Common Stock from Dr. Leimdorfer in exchange for a deferred variable annuity.

EXECUTIVE COMPENSATION

The following table sets forth, for the fiscal years ended April 30, 2002, 2001, and 2000, the compensation paid to or earned by the Company’s President and Chief Executive Officer and the Company’s other executive officers whose salary and bonus on an annual basis exceeded $100,000 for services rendered to the Company during the fiscal year ended April 30, 2002:

SUMMARY COMPENSATION TABLE

		Annual Compensation(1)			Long-Term Compensation Awards
					Restricted Stock Purchases (#)		Securities Underlying Options (#)	All Other Compensation ($)(2)
Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)
Stig G. Durlow(3) President and Chief Executive Officer	2002 2001 2000	250,000 250,000 250,000	(4)	50,000	65,000	(5)	240,000

Stephen J. D’Angelo President—Americas	2002	200,788		500,000			700,000

(1)	Amounts paid in foreign currency have been converted into U.S. dollars with respect to pension contributions at the average exchange rate in effect during each fiscal year.
(2)	Excludes certain Company retirement plan contributions determined in accordance with Swedish law.
(3)
On July 8, 2002, Mr. Durlow resigned as President and Chief Executive Officer of the Company. Pursuant to his employment agreement, Mr. Durlow will remain an employee of the Company through July 8, 2004.

(4)	Does not include $7,344 paid per month as an equivalent to the employee benefits he would have received had he been subject to Swedish taxation.
(5)
Represents shares of Common Stock purchased under the Company’s Restricted Stock Program for which Mr. Durlow incurred indebtedness to the Company. On November 15, 2000, Mr. Durlow transferred all shares so purchased, subject to indebtedness, to Stock Investments LLC, a Delaware limited liability company solely owned by him. Mr. Durlow is the beneficial owner of such shares. On January 31, 2002, the Company and Stock Investments LLC terminated the purchase of 165,000 shares of Common Stock under the Restricted Stock Program.

STOCK OPTION GRANTS IN FISCAL 2002

The following table sets forth information regarding options to purchase shares of the Company’s Common Stock granted to executive officers during fiscal 2002 other than pursuant to the Company’s Employee Stock Purchase Plan. The Company has no outstanding stock appreciation rights. In accordance with the rules of the Securities and Exchange Commission, the table shows the hypothetical “gains” or “option spreads” that would exist for the options based on assumed rates of annual stock price appreciation of 5% and 10% from the date the options were granted over the full option term.

Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees (%)	Exercise Price Per Share($)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(1)
						Five Percent	Ten Percent
Stephen J. D’Angelo	700,000	(2)	39.9	1.01	06/03/11	444,629	1,126,775
Stig G. Durlow	240,000	(3)	13.7	1.00	05/03/11	150,935	382,498

(1)
Potential realizable value is based on the assumption that the price of the Company’s Common Stock appreciates at the rates shown (compounded annually) from the date of grant to the expiration date. These numbers are presented in accordance with the requirements of the Securities and Exchange Commission and do not reflect the Company’s estimate of future stock price performance.

(2)
287,500 options are currently exercisable. On the first day of each month commencing December 1, 2002, through August 1, 2004, 12,500 options will become exercisable. Subject to the Company attaining certain revenue and profit goals by April 30, 2003, 50,000 options will become exercisable as follows: (i) 25,000 options on May 1, 2003, (ii) 1,786 on the first day of each month commencing June 1, 2003 through June 1, 2004, and (iii) 1,782 shares on July 1, 2004. 100,000 of the options granted lapsed when certain revenue and profit goals were not met as of April 30, 2002.

(3)
131,667 options are currently exercisable. The remaining options become exercisable as follows: (i) 12,500 options on each of February 1, 2003, August 1, 2003, November 1, 2003, and February 1, 2004, (ii) 19,167 options on May 1, 2003, (iii) 6,667 options on each of May 1, 2004, 2005, and 2006, and (iv) 19,165 on May 1, 2007. On July 2, 2002, Mr. Durlow resigned as President and Chief Executive Officer of the Company. Mr. Durlow will remain an employee of the Company through July 8, 2004, but has been relieved of his duties. Upon termination of Mr. Durlow’s employment, 32, 499 of such options will cease to vest, and any unexercised options will lapse no later than six months after such termination.

EMPLOYMENT AGREEMENTS

The Company is party to an employment agreement with Lin Johnstone which provides for a salary of £27,334 (sterling) per month, which equals $43,502 per month based on the exchange rate on November 8, 2002, of $1.5915/£1. The employment agreement is terminable by Ms. Johnstone or the Company upon 30 days’ notice.

The Company is party to an employment agreement with Susan Salvesen which provides for a salary of $35,000 per month. The employment agreement is terminable by Ms. Salvesen or the Company upon 30 days’ notice.

The Company is party to an employment agreement with Stephen J. D’Angelo which provides for an annual salary of $265,000 and a bonus based upon agreed performance goals set each fiscal year against which Mr. D’Angelo has a recoverable draw each fiscal year of $70,000. The employment agreement terminates on July 31, 2004. Pursuant to the employment agreement, Mr. D’Angelo received a signing bonus of $250,000 and can borrow funds to acquire up to 100,000 shares of the Company’s Common Stock. Mr. D’Angelo also received a bonus of $250,000 upon making certain additions to the Company’s sales force. The Company may terminate the employment agreement upon notice to Mr. D’Angelo, in which case the Company must pay Mr. D’Angelo’s annual salary for a one-year period plus any earned but unpaid salary and bonus. Mr. D’Angelo may terminate the employment agreement upon 30 days’ notice, in which case the Company must pay Mr. D’Angelo’s annual salary for a six-month period plus any earned buy unpaid salary and bonus.

The Company is party to an employment agreement with Mr. Durlow, amended and restated as of May 1, 1996, and subsequently amended which provides for an annual salary and bonus set annually based upon the Company’s revenues and profitability. The agreement includes change of control provisions. The Company also makes a pension contribution for Mr. Durlow as required by Swedish law. On July 8, 2002, Mr. Durlow resigned his positions with the Company. Pursuant to his employment agreement, Mr. Durlow will remain an employee of the Company through July 8, 2004, but has been relieved of his duties. Mr. Durlow’s annual salary of $250,000 (without bonus) was paid through October 2002 and then changed to $300,000 per annum to be paid until July 8, 2004, subject to certain potential offsets.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers, directors, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such executive officers, directors, and greater than 10% beneficial owners are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms filed by such reporting persons. Based solely on the Company’s review of such forms furnished to the Company, except for Mr. Durlow, who did not file until March 1, 2002, a Form 4 reporting a change in form of beneficial ownership reporting the termination of shares purchased pursuant to the Restricted Stock Plan which took place on January 31, 2002, and Mr. D’Angelo who, upon becoming an executive officer of the Company on October 10, 2001, did not file a Form 3 until October 22, 2001, the Company believes that there was compliance with all filing requirements applicable to the Company’s executive officers, directors, and greater than 10% beneficial owners.

Notwithstanding anything to the contrary set forth in any of the Company’s previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Information Statement, in whole or in part, the following report and the Performance Graph shall not be incorporated by reference into any such filings, nor shall they be deemed to be soliciting material or deemed filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors reports to the Board of Directors with respect to compensation of executive officers as follows:

The principal policy of the Compensation Committee relating to compensation of the executive officers is to take into account the particular contribution of individual officers in attaining specific or overall goals and in carrying out their assigned functions and relate their performance to the overall operating results of the Company.

In particular, Mr. Durlow’s performance is considered to be reflected in the performance of the Company as a whole and he receives a fixed base salary plus contingent compensation using a formula generally based upon the Company’s achieving specified revenue and/or profit goals in a fiscal year. His compensation formula is established early in each fiscal year and set forth in a supplement to his Amended and Restated Employment Agreement. In fiscal 2002, he earned a base salary of $250,000 and did not receive any contingent compensation.

May 29, 2002	Compensation Committee

/s/ STIG G. DURLOW
Stig G. Durlow

/s/ JEFFREY A. HARRIS
Jeffrey A. Harris

/s/ MARTIN LEIMDORFER
Martin Leimdorfer

COMPANY STOCK PRICE PERFORMANCE

The following graph shows a comparison of cumulative total shareholder returns for the Company, the Nasdaq United States and Foreign Stock Index, and the Nasdaq Computer and Data Processing Stock Index for the period commencing September 26, 1996 (the date of the Company’s initial public offering), and ending on April 30, 2002.

Cumulative total shareholder returns assume that $100 was invested on April 30, 1997, at the closing sales price in the Company’s Common Stock and in each index and that all dividends were reinvested. No cash dividends have been declared on the Company’s Common Stock. Shareholder returns over the indicated period should not be considered indicative of future shareholder returns. The Nasdaq United States and Foreign Stock Index and the Nasdaq Computer and Data Processing Stock Index were prepared by the Center for Research in Security Prices.